Mail Stop 0610
      June 16, 2005

Mr. Dennis L. Bergquist
Chief Financial Officer
Molecular Diagnostics, Inc.
414 N. Orleans St., Suite 502
Chicago, IL 60610


      Re:	Molecular Diagnostics, Inc.
      Form 10-KSB for the year ended December 31, 2004
		File No. 000-00935

Dear Mr. Bergquist:


      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended December 31, 2004

Item 6 - Management`s Discussion and Analysis or Plan of
Operation,
page 26

Restructuring Settlements, page 30

1. We note that in 2004 you recognized a gain of $1,008,000 related to restructuring settlements. Please tell us and revise future filings to:

* describe the nature of the significant components of the gain, and
* explain why the presentation of the amount as non-operating income in your consolidated statements of operations is appropriate.

Additionally it appears as though you have presented this amount on a different line item in your 2003 income statements. Please revise future filings to ensure that all items are correctly and consistently classified.

Liquidity and Capital Resources, page 31

2. We see that many of your notes payable are past due, including
Bridge I, Bridge II, Monsun and MonoGen. Please revise future filings to add a detailed discussion regarding the default provisions and debt covenants for each note and the possible impact on your financial position, operations and liquidity.

Item 8A - Controls and Procedures, page 32

3. We note your statement that your chief executive officer and your chief financial officer "have concluded the Company`s current disclosure controls and procedures, as designed and implemented, are reasonably adequate to ensure that such officers are provided with information relating to the Company required to be disclosed in the reports the Company files or submits under the Exchange Act and that such information is recorded, processed, summarized and reported within the specified time periods." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise future filings to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

Financial Statements, page F-1

Report of Independent Auditors, page F-2

4. We note that pursuant to Rule 2-05 of Regulation S-X your filing includes the audit opinion of Auditeurs & Conseils Associes as it relates to your SARL Samba Technologies subsidiary. Please have Auditeurs & Conseils Associes revise their auditors` report to comply with AU Section 508: Reports on Audited Financial Statements and Public Company Accounting Oversight Board (PCAOB) Auditing Standard
No. 1 - References in Auditors` Reports to the Standards of the Public Company Accounting Oversight Board.
5. Please revise to refer to your auditors by their full legal name.
We assume that is the same name by which they are registered with the
PCAOB.  Please similarly revise the audit report presented on page
F-
1.

Consolidated Statements of Operations, page F-4
6. Please revise future filings to include your litigation settlement expenses within your operating loss or tell us why your current presentation is appropriate.

Note 13 - Legal Proceedings, page F-28

7. For each legal matter you have referenced tell us and revise future filings to disclose the amount of any charges that you took in
2003 and 2004. Also tell us and disclose in future filings the amount of any liabilities that you have recorded related to these legal matters as of December 31, 2004. Additionally, please revise your future disclosures to indicate your expectations as to the likelihood of the legal contingencies having a negative material impact on your income statement. Note that if it is at least reasonably possible that any contingency could have a material negative impact on your financial statements, the notes to the financial statements must either disclose the range of possible loss or indicate no such estimate can be made. Refer to paragraph 10 of
Statement 5.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

      								Sincerely,


								Jay Webb
								Reviewing Accountant



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Mr. Dennis L. Bergquist
Molecular Diagnostics, Inc.
June 16, 2005
Page 4